JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com

March 9, 2007

Via Messenger and edgar submission

Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Natural Gas Fund, LP Registration No. 333-137871

Dear Ms. Wolff:

On behalf of the United States Natural Gas Fund, LP (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 2 (the “Amendment”) to the above-captioned Registration Statement on Form S-1. The Amendment was filed with the Commission on March 9, 2007. The enclosed copy has been marked to show changes from Pre-Effective Amendment No. 1. In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of January 4, 2007 on Pre-Effective Amendment No. 1. Each of your comments is set forth below, followed by the Registrant’s response.

General

1.
We note your response to comment 2. Based on your disclosure that the initial purchaser intends to publicly distribute the units, it is not clear why you believe that the initial purchaser may not be an underwriter. Please provide an analysis, or revise the disclosure to clarify that the initial purchaser will be acting as an underwriter.

Ms. Elaine Wolff
March 9, 2007

Response: The Registrant has revised the disclosure to explain that the initial Authorized Purchaser may also engage in secondary market transactions in units that would not be deemed “underwriting.” For example, the initial Authorized Purchaser may act in the capacity of a broker or dealer with respect to units that were previously distributed by other Authorized Purchasers. As stated in the prospectus, a determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case.

2.
We note your response to comment 3. Please confirm that any future sales material will be provided to us prior to use, and that you will check with us before using any sales literature that you have submitted. Refer to Item 19D of Industry Guide 5.

Response: The Registrant confirms that any future sales material will be provided to you prior to use and the Registrant will check with you before using any sales literature that we have submitted.

3.	We note your response to comment 13 and your additional disclosure on page 23. Please revise the disclosure on page 7 and page 62 to include your estimated quantification of license fees.

Response: The Registrant revised the Prospectus to include estimated quantification of license fees, on page 8 and page 63.

4.	Please revise your summary to delete definitions that are clear from their context. In this connection we note your multiple definitions in the forepart of the summary.

Response: The Registrant has not eliminated the defined terms because it believes that these terms take on specific legal significance in the prospectus and the benefit of defining these terms is not inconsistent with plain English.

5.
We note that you have provided a short form tax opinion. In light of this, please revise the disclosure on page 68 to clarify that the “certain representations made by USNG and the General Partner” upon which you relied in rendering your opinion were “factual” representations.

Response: The Registrant revised the Prospectus (page 69) to clarify that the representations were factual.

Ms. Elaine Wolff
March 9, 2007

6.
We note your statement in all capitals on page 68 that “Each prospective investor is advised to consult its own tax advisor as to the U.S. Federal Income Tax consequences of an investment in USNG . . . .” It is inappropriate to ask stockholders to consult with tax advisors with respect to the tax risks of the investment as opposed to with respect to the personal tax consequences to stockholders which may vary for stockholders in different tax situations. Please revise.

Response: The Registrant revised the Prospectus (page 69) to ask investors to consult with tax advisors with respect to personal tax consequences as opposed to the tax risks of the investment.

United States Natural Gas Fund, LP

Financial Statements

Note 1 – Organization and Business, page F-4

7.
We have read your response to prior comment 16 and note that the General Partner has, to date, funded USNG’s organization and offering expenses with no reimbursement obligation. As previously requested, please revise your disclosure to clarify whether organization and offering expenses will continue to be funded by your General Partner and quantify all organization and offering expenses will continue to be funded by your General Partner and quantify all organization and offering expenses incurred to date. In addition, considering that the substance of such transaction appears to be the payment of an expense of the Registrant through contributions by the principal shareholder, it is unclear how you considered SAB Topic 5T in determining that such costs should not be recorded in USNG’s financial statements. Please advise us in sufficient detail.

Response: The General Partner, Wainwright Holdings, Inc. (“Wainwright”), and Ameristock Corporation (“Ameristock”) have funded USNG’s organizational and offering expenses to date. Wainwright is a holding company which owns 100% of Ameristock (a registered investment adviser under the Investment Advisers Act of 1940) and 100% of the General Partner. In April 2006, the General Partner launched United States Oil Fund, LP (“USOF”). The General Partner was responsible for the payment of all the offering costs in connection with the formation of USOF (approximately $1,500,000). USOF’s initial balance sheet stated that the General Partner had an interest of $20.00 in USOF and Wainwright, the initial limited partner, had an interest of $980.00 in USOF. When the initial Creation Baskets were sold by USOF after it was declared effective (a basket represents the minimum number of units, the limited partner interests, that can be purchased by Authorized Purchasers) both the General Partner’s interest and Wainwright’s interest were withdrawn from USOF and neither had a beneficial equity or debt interest in the fund. USOF’s results of operations were allocated to the new limited partner. The only benefit to the General Partner or its affiliates is the management fees earned on future fund assets.

Ms. Elaine Wolff
March 9, 2007

USNG has a similar structure to USOF. USNG’s initial balance sheet states that the General Partner has an interest of $20.00 in USNG and Wainwright has an interest of $980.00 in USNG. When the initial Creation Baskets are sold by USNG, once it is declared effective, both the General Partner’s interest and Wainwright’s interest will be withdrawn from USNG and neither will have a beneficial equity or debt interest in USNG. USNG’s results of operations will be allocated to the new limited partners. The only benefit to the General Partner or its affiliates will be the management fees earned on future fund assets.

SAB Topic 5.T. states that when a shareholder of a company, who has an equity interest in a company pays expenses on behalf of the company to receive a benefit or enhance its interest in that company, then these expenses should be reflected on the company’s books, i.e., through a capital contribution by the shareholder. Neither the General Partner nor its affiliates retained an equity interest in USOF, and therefore had no equity interest from which to receive a benefit. Similarly, neither the General Partner nor its affiliates will retain an interest in USNG, and therefore will have no equity interest from which to receive a benefit.

We discussed SAB Topic 5.T. with staff accountant, Yolanda Crittenden, and senior accountant, Jorge Bonilla in connection with the initial USOF offering. In those discussions, the General Partner and its accountants came to the conclusion that if USOF recorded the deferred offering costs of USOF as a capital contribution by the General Partner, it would also have to decrease these costs from the same account. The effect of the transaction on USOF would to be credit the General Partner’s capital account by $1,500,000 offset by a debit to the same account because the treatment of offering costs for accounting purposes is to net these costs against equity. Accordingly, these costs would be allocated solely to the General Partner when USOF commenced operations. The above assumes that all the costs paid by the affiliates were characterized as offering costs. If any of these costs were organization costs (approximately 5%-10% of the foregoing amount), then these costs would have been recorded as an expense to Fund, but since the General Partner was to pay these costs, these would also have been allocated solely to the General Partner’s capital account and the end result would still have been the same, a credit to the General Partner’s account offset by a debit to the General Partner’s account. Therefore, the financial statements of USOF reflect the General Partner’s initial contribution to the fund of $20.00, a capital contribution to USOF by the General Partner of $1,500,000 and then an allocation to the General Partner of these offering costs or organization costs of $1,500,000 resulting in the same ending capital of $20.00. In addition, subsequent to USOF commencing operations, both the General Partner’s $20.00 interest and Wainwright’s $980.00 interest were withdrawn from USOF so that neither would have an ongoing interest in USOF.

Ms. Elaine Wolff
March 9, 2007

In the USOF offering, as in the USNG offering, there was no obligation for USOF to reimburse the General Partner or any affiliate, or for the General Partner to reimburse the affiliate for these costs paid on behalf of the Fund. There was no benefit afforded to the General Partner vis a vis the limited partners from the transaction. Ultimately, it was determined by the SEC Staff that the disclosure of the General Partner paying all of the offering and organization costs on behalf of the Fund provided in the prospectus MD&A, and in the financial statements was adequate.

In the USNG offering, being the second fund of this type launched by the General Partner, the offering costs incurred are significantly lower than the costs incurred in the USOF offering. To date, approximately $350,000 of offering costs have been incurred by USNG of which the General Partner is responsible. As in the USOF offering, none of these costs will be borne by the limited partners.

It is a common practice in other commodity funds that the general partner bears all organizational and initial offering costs of the fund. If the fund cannot raise the minimum as required, then the general partner must still bear these costs. This is considered the cost of conducting business by the general partner and these costs are not reflected on the fund’s financial statements.

In both offerings, the net effect of the General Partner recording the deferred offering costs would be to increase the General Partner’s capital account by the deferred organization and offering costs and to decrease the General Partner’s capital account by the same amount, so that the net effect would be zero. In both the USOF offering and the USNG offering, there is no obligation for USOF or USNG to reimburse the General Partner or any affiliate, or for the General Partner to reimburse its affiliates. In both the USOF and USNG offerings, there was no equity benefit afforded to the General Partner vis a vis the limited partners from the payment of the costs.

To avoid confusion and to be consistent with the previously disclosed accounting treatment reviewed by the SEC Staff, we think it is in the best interest of investors to apply the same accounting treatment to both USOF and USNG.

Victoria Bay Asset Management, LLC

Financial Statements

8.	Please revise the statements of operations and cash flows to present financial information for the most recent fiscal quarter and for the corresponding period of the preceding fiscal year.

Response: The reason Pre-Effective Amendment No. 1 did not contain stub periods as of and for the period ending August 31, 2005 was because even though the General Partner was incorporated on June 9, 2005, it was not funded nor did it commence operations until October 2005, therefore having no comparable stub period. In this Amendment, the financial statements are updated through December 31, 2006 and include comparable December 31, 2005 financial statements.

Ms. Elaine Wolff
March 9, 2007

Note 3 – Capitalization, page F-16

9.
We have read your response to prior comment 18 and note that there is no commitment on the part of Wainwright, Ameristock Corporation or any other affiliate to continue to pay the expenses of USNG and the General Partner. However, you have not explained what is meant by “understanding to provide funding” as requested in the prior comment. If true, please confirm to us that there is no intent or reasonable possibility that Wainwright, Ameristock Corporation or any other affiliate will fund cash flow deficits or furnish other direct or indirect financial assistance to USNG or the General Partner. Alternatively, revise to provide financial statements to the affiliate.

Response: After removing the wording “understanding to provide funding” in the last filing, the intent was to remove this understanding. There is no understanding to provide funding by Wainwright or Ameristock to USNG and the General Partner. If the General Partner, cannot provide funding to USNG, and if Wainwright or Ameristock Corporation does not provide funding, then USNG’s registration statement will be withdrawn. As stated in our previous response, there is no commitment by Wainwright, Ameristock, or any other affiliate to fund the cash flow deficits of, or furnish other direct or indirect financial assistance to, USNG or the General Partner, nor is there any intention or obligation of USNG, USOF, or the General Partner to reimburse such funding or financial assistance.

The risk factors, MD&A, and the financial statements of USNG and the General Partner clarify this point. Due to the above, since there is no obligation of the General Partner or the affiliates to provide funding or continue to provide funding of USNG, the financial statements of the entities are not considered needed and inclusion of these financial statements may be misleading to investors as stated in our prior response.

We hope that you will find these responses satisfactory. If you have questions or further comments regarding this response letter, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain
James M. Cain